What's for Dinner Technologies Summary Capitalization Table

As of 12/31/2022 • Generated by Jodi Frank (jfrank@w4dt.com) at 05/01/2023 03:17:51

	Units Authorized	Units Issued and Outstanding	Fully Diluted Units	Fully Diluted Ownership	Cash Raised
Common Units classes					
Common Shares Units	1,000	1,000	1,000	88.4956%	$ -
Series B Member Equity Units		130	130	11.5044%	$ -
Total Common Units issued and outstanding			1,130	100.0000%	$ -
Convertibles					
Convertible Note Agreement - 1					$ 107,772.75
Total Convertibles issued					$ 107,772.75
Totals			**1,130**	**100.0000%**	**$ 107,772.75**